SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                          Savient Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80517Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 6, 2006
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)
----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                 PAGE 2 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Cadence Investment Management, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,176,254
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,176,254
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,176,254
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                 PAGE 3 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Cadence Onshore, LP
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    212,611
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                212,611
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            212,611
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                 PAGE 4 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Cadence Investment Partners, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    212,611
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                212,611
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            212,611
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                 PAGE 5 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Philip R. Broenniman
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,388,865
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,388,865
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,388,865
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                 PAGE 6 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Regis Special Situations Fund, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    701,313
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                701,313
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             701,313
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                 PAGE 7 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Regis Public Investments, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    701,313
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                701,313
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             701,313
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                 PAGE 8 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Regis Management Company, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    701,313
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                701,313
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            701,313
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                 PAGE 9 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                John Freidenrich
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    701,313
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                701,313
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            701,313
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                PAGE 10 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Robert E. Dye
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    701,313
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                701,313
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            701,313
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                PAGE 11 OF 17 PAGES
----------------------                                     ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Robert F.X. Burlinson
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    701,313
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                701,313
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            701,313
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                PAGE 12 OF 17 PAGES
----------------------                                     ---------------------

Item 1.           SECURITY AND ISSUER

        This statement relates to the shares of common stock, par value $0.01 (the "Shares"), of Savient Pharmaceuticals, Inc. (the "Issuer"). The principal executive office of the Issuer is located at One Tower Center, East Brunswick, New Jersey 08816.

ITEM 2.           IDENTITY AND BACKGROUND

        (a) This statement is filed by Cadence Investment Management, LLC, a Delaware limited liability company, Cadence Onshore, LP, a Delaware limited partnership, Cadence Investment Partners, LLC, a Delaware limited liability company, and Philip R. Broenniman (together, the "Cadence Reporting Persons"). This statement is also filed by Regis Special Situations Fund, L.P., a Delaware limited partnership, Regis Public Investments, LLC, a Delaware limited liability company, Regis Management Company, LLC, a Delaware limited liability company, John Freidenrich, Robert E. Dye and Robert F.X. Burlinson (together, the "Regis Reporting Persons" and, collectively with the Cadence Reporting Persons, the "Reporting Persons"). Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

        (b) The principal business address of the Cadence Reporting Persons is 800 Third Avenue, 10th Floor, New York, New York 10022. The principal business address of the Regis Reporting Persons is 300 Hamilton Avenue, 4th Floor, Palo Alto, California 94301.

        (c) The principal business of each of Cadence Investment Management, LLC, Cadence Investment Partners, LLC and Philip R. Broenniman is providing investment management services to investment funds and other accounts under his or its management. Cadence Investment Management, LLC serves as the investment manager to Cadence Offshore Ltd. and Cadence Master, Ltd., each of which is a British Virgin Islands international business company and an investment fund principally engaged in the business of investing in securities, as well as separate managed accounts. Cadence Investment Partners, LLC serves as the general partner of Cadence Onshore, LP, an investment fund principally engaged in the business of investing in securities. Philip R. Broenniman serves as the managing member of Cadence Investment Partners, LLC and Cadence Investment Management, LLC.

        The principal business of each of Regis Public Investments, LLC, Regis Management Company, LLC, John Freidenrich, Robert E. Dye and Robert F.X. Burlinson is providing investment management services to investment funds and other accounts under its management. Regis Public Investments, LLC serves as the general partner of Regis Special Situations Fund, L.P. Regis Management Company, LLC serves as the manager of Regis Public Investments, LLC and as the investment adviser to Regis Special Situations Fund, L.P. John Freidenrich serves as the manager of Regis Management Company, LLC, Robert E. Dye serves as the portfolio manager of Regis Special Situations Fund, L.P. and Robert F.X. Burlinson serves as the chief investment officer of Regis Management Company, LLC.

        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Each of Philip R. Broenniman, John Freidenrich, Robert E. Dye and Robert F.X. Burlinson is a citizen of the United States of America.

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                PAGE 13 OF 17 PAGES
----------------------                                     ---------------------

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Shares reported herein by the Cadence Reporting Persons were derived from available capital of Cadence Offshore Ltd., Cadence Master, Ltd., Cadence Onshore, LP and the managed accounts, and a total of approximately $8,999,119 was paid to acquire such Shares.

        Funds for the purchase of the Shares reported herein by the Regis Reporting Persons were derived from available capital of Regis Special Situations Fund, L.P., and a total of approximately $2,400,113 was paid to acquire such Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

        The Reporting Persons originally acquired the Shares reported herein for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. From time to time, representatives of the Cadence Reporting Persons have met with, and may in the future meet with, representatives of the board of directors and management of the Issuer to discuss, among other things, matters relating to strategic direction and corporate governance.

        Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategic direction, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

        The Cadence Reporting Persons and the Regis Reporting Persons have verbally agreed to consult with each other with respect to their beneficial ownership of Shares and, accordingly, may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act. However, each of the Cadence Reporting Persons and the Regis Reporting Persons may determine at any time to no longer consult with each other with respect to the Shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on April 5, 2006, the Cadence
Reporting Persons beneficially owned an aggregate of 2,388,865 Shares, constituting approximately 3.9% of the Shares outstanding. As of the close of business on April 5, 2006, the Regis Reporting Persons beneficially owned an aggregate of 701,313 Shares, constituting approximately 1.1% of the Shares outstanding. The Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act. As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by the Cadence Reporting Persons and the Regis Reporting Persons, aggregating 3,090,178 Shares, or approximately 5.0% of the Issuer's outstanding Shares. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Cadence Reporting Persons that they are the beneficial owners of Shares beneficially owned by the Regis Reporting Persons or by any of the Regis Reporting Persons that they are the beneficial owners of Shares beneficially owned by the Cadence Reporting Persons.

        The percentages used in this Schedule 13D are based upon 61,223,183 Shares outstanding as of March 22, 2006, as reported in the Issuer's Annual Report on Form 10-K filed on March 28, 2006.

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                PAGE 14 OF 17 PAGES
----------------------                                     ---------------------

        (b) By virtue of its position as investment manager of Cadence Offshore Ltd., Cadence Master, Ltd. and the managed accounts, Cadence Investment Management, LLC has shared voting and dispositive power with respect to the 659,272 Shares held by Cadence Offshore Ltd., 74,439 Shares held by Cadence Master, Ltd. and 1,442,543 Shares held in the managed accounts. By virtue of its position as general partner of Cadence Onshore, LP, Cadence Investment Partners, LLC has shared voting and dispositive power with respect to the 212,611 Shares held by Cadence Onshore, LP. By virtue of his position as managing member of Cadence Investment Management, LLC and Cadence Investment Partners, LLC, Philip R. Broenniman is deemed to have shared voting and dispositive power with respect to the 2,388,865 Shares, in the aggregate, as to which Cadence Investment Management, LLC and Cadence Investment Partners, LLC have voting or dispositive power.

        By virtue of its position as general partner of Regis Special
Situations Fund, L.P., Regis Public Investments, LLC has shared voting and dispositive power with respect to the 701,313 Shares held by Regis Special Situations Fund, L.P. By virtue of its position as managing member of Regis Public Investments, LLC, Regis Management Company, LLC has shared voting and dispositive power with respect to the 701,313 Shares as to which Regis Public Investments, LLC has voting or dispositive power. By virtue of their positions as the manager, portfolio manager and chief investment officer, respectively, of Regis Management Company, LLC, John Freidenrich, Robert E. Dye and Robert F.X. Burlinson are deemed to have shared voting and dispositive power with respect to the 701,313 Shares as to which Regis Management Company, LLC has voting or dispositive power.

        (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected on the open market.

Cadence Investment Management, LLC

Party                 Trade Date   Shares Purchased (Sold)   Price per Share ($)
-----------------     ----------   -----------------------   -------------------
Managed Account        2/14/2006             42,799               4.49
Cadence Master, Ltd.   2/14/2006             22,201               4.49
Managed Account        2/17/2006              6,583               4.97
Cadence Master, Ltd.   2/17/2006              3,417               4.97
Managed Account         3/9/2006             42,037               4.92
Managed Account        3/10/2006             15,235               4.95
Cadence Master, Ltd.   3/10/2006              7,903               4.95

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                PAGE 15 OF 17 PAGES
----------------------                                     ---------------------

        (d) No person other than the Reporting Persons and the investment funds and accounts under their management is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Statement, dated April 6, 2006

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                PAGE 16 OF 17 PAGES
----------------------                                     ---------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2006


                                           CADENCE INVESTMENT MANAGEMENT, LLC

                                           By: /s/ Philip R. Broenniman
                                               ---------------------------
                                               Name:  Philip R. Broenniman
                                               Title: Managing Member


                                           CADENCE ONSHORE, LP

                                           By: Cadence Investment Partners, LLC,
                                               its general partner

                                           By: /s/ Philip R. Broenniman
                                               ---------------------------
                                               Name:  Philip R. Broenniman
                                               Title: Managing Member


                                           CADENCE INVESTMENT PARTNERS, LLC

                                           By: /s/ Philip R. Broenniman
                                               ---------------------------
                                               Name:  Philip R. Broenniman
                                               Title: Managing Member


                                           /s/ Philip R. Broenniman
                                           ------------------------------
                                           Philip R. Broenniman

                                           REGIS SPECIAL SITUATIONS FUND, L.P.

                                           By: Regis Public Investments, LLC,
                                               its general partner

                                           By: Regis Management Company, LLC,
                                               its manaqer

                                           By: /s/ Robert E. Dye
                                               ---------------------------
                                               Name: Robert E. Dye
                                               Title: Portfolio Manager


                                           REGIS PUBLIC INVESTMENTS, LLC

                                           By: Regis Management Company, LLC,
                                               its manager

                                           By: /s/ Robert E. Dye
                                               ---------------------------
                                               Name: Robert E. Dye
                                               Title: Portfolio Manager


                                           REGIS MANAGEMENT COMPANY, LLC

                                           By: /s/ Robert E. Dye
                                               ---------------------------
                                               Name: Robert E. Dye
                                               Title: Portfolio Manager


                                           /s/ John Freidenrich
                                           ------------------------------
                                           John Freidenrich


                                           /s/ Robert E. Dye
                                           ------------------------------
                                           Robert E. Dye


                                           /s/ Robert F.X. Burlinson
                                           ------------------------------
                                           Robert F.X. Burlinson

----------------------                                     ---------------------
CUSIP NO. 80517Q100              SCHEDULE 13D                PAGE 17 OF 17 PAGES
----------------------                                     ---------------------

                                  EXHIBIT INDEX

1.   Exhibit A - Joint Filing Statement, dated April 6, 2006

                                    EXHIBIT A

                             JOINT FILING STATEMENT

                            PURSUANT TO RULE 13d-1(k)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  April 6, 2006


                                           CADENCE INVESTMENT MANAGEMENT, LLC

                                           By: /s/ Philip R. Broenniman
                                               ---------------------------
                                               Name:  Philip R. Broenniman
                                               Title: Managing Member


                                           CADENCE ONSHORE, LP

                                           By: Cadence Investment Partners, LLC,
                                               its general partner

                                           By: /s/ Philip R. Broenniman
                                               ---------------------------
                                               Name:  Philip R. Broenniman
                                               Title: Managing Member


                                           CADENCE INVESTMENT PARTNERS, LLC

                                           By: /s/ Philip R. Broenniman
                                               ---------------------------
                                               Name:  Philip R. Broenniman
                                               Title: Managing Member


                                           /s/ Philip R. Broenniman
                                           ------------------------------
                                           Philip R. Broenniman

                                           REGIS SPECIAL SITUATIONS FUND, L.P.

                                           By: Regis Public Investments, LLC,
                                               its general partner

                                           By: Regis Management Company, LLC,
                                               its manager

                                           By: /s/ Robert E. Dye
                                               ---------------------------
                                               Name: Robert E. Dye
                                               Title: Portfolio Manager


                                           REGIS PUBLIC INVESTMENTS, LLC

                                           By: Regis Management Company, LLC,
                                               its manager

                                           By: /s/ Robert E. Dye
                                               ---------------------------
                                               Name: Robert E. Dye
                                               Title: Portfolio Manager


                                           REGIS MANAGEMENT COMPANY, LLC

                                           By: /s/ Robert E. Dye
                                               ---------------------------
                                               Name: Robert E. Dye
                                               Title: Portfolio Manager


                                           /s/ John Freidenrich
                                           ------------------------------
                                           John Freidenrich


                                           /s/ Robert E. Dye
                                           ------------------------------
                                           Robert E. Dye


                                           /s/ Robert F.X. Burlinson
                                           ------------------------------
                                           Robert F.X. Burlinson